Exhibit (a)(1)(xxiv)

Press release

ChemChina extends public tender offers for Syngenta and announces end of offer period on May 4, 2017

Beijing, China, April 13, 2017 – China National Chemical Corporation (“ChemChina”) announced today that it has extended the tender offers to purchase all publicly held registered shares (“Common Shares”) of Syngenta AG (“Syngenta”) and all outstanding American Depositary Shares representing Common Shares (“ADSs”) and that the offer periods will end on May 4, 2017.

Shareholders of Syngenta AG and holders of ADSs wishing to tender their Common Shares or ADSs into the offers, to contribute to the satisfaction of Minimum Acceptance Rate condition and to receive the offer price in the first settlement have been advised that absent any further notices by the offeror, the offer period will finally end on, and Common Shares and ADSs will need to have been tendered by, May 4, 2017, 4:00 p.m. CEST (when tendering Common Shares into the Swiss Offer) and May 4, 2017, 10:00 a.m. New York City Time (when tendering Common Shares or ADSs into the U.S. Offer), respectively.

Shareholders of Syngenta AG and holders of ADSs should be aware that their custodian bank may set a deadline for tendering their Common Shares and ADSs that ends prior to May 4, 2017, 4:00 p.m. CEST / 10:00 a.m. New York City Time. ChemChina, the offeror and Syngenta AG have no control over such deadlines that are set by custodian banks for their clients. Shareholders and holders of ADSs are advised to consult with their custodian bank in case of any doubt or if they have not received specific instructions in this regard.

On February 3, 2016, ChemChina announced its agreement with Syngenta to acquire Syngenta through a public tender offer for all publicly held Common Shares pursuant to Swiss tender offer rules (the “Swiss Offer”) and a public tender offer for Common Shares held by U.S. holders and all outstanding ADSs pursuant to U.S. tender offer rules (the “U.S. Offer”). After previous extensions, ChemChina last extended the offers on February 23, 2017. On that date, the Swiss Offer was extended until 4:00 p.m. CEST on April 28, 2017, and the U.S. Offer was extended until 10:00 a.m. New York City time on April 28, 2017. ChemChina has extended the Swiss Offer until 4:00 p.m. CEST, on May 4, 2017, and the U.S. Offer until 10:00 a.m., New York City time, on May 4, 2017. The offeror neither plans nor expects further extensions of the offers. Any further extensions would require the approval of the Swiss Takeover Board. The offeror’s rights under the Swiss Offer and the U.S. Offer documents are reserved.

As of 5:00 p.m., New York City time, on April 5, 2017, approximately 19,852,304 Common Shares (including those represented by ADSs) had been validly tendered in, and not withdrawn from, the Offers.

After the expiration of the offer period (as extended) and if the Swiss Offer is declared successful, an additional acceptance period of 10 trading days will be announced for the tender offers. Further adjustments may become necessary to align the timelines of the Swiss and the U.S. offer periods.

For further assistance in connection with the Swiss Offer and/or additional information on how to accept the Swiss Offer, Syngenta shareholders may contact the information agent Georgeson at 00 800 3813 3813 (toll free) or +44 117 378 5186 (direct dial) or by email at chemchinaoffer4syngenta@georgeson.com. For further assistance in connection with the U.S. Offer and/or additional information on how to accept the U.S. Offer, Syngenta shareholders may contact the U.S. information agent Georgeson at its address at 480 Washington Boulevard, 26th Floor, Jersey City, New Jersey, 07310, or at the toll-free number for holders of securities at +1 (866) 431-2096 or by email at syngentaoffer@georgeson.com.

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About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, its 28,000 people in over 90 countries are working to transform how crops are grown. Syngenta is committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow Syngenta on Twitter® at www.twitter.com/Syngenta.

About ChemChina

ChemChina, which is headquartered in Beijing, China, possesses production, R&D and marketing systems in 150 countries and regions. It is the largest chemical corporation in China, and occupies the 234th position among the Fortune Global 500. The company’s main businesses include materials science, life science, high-end manufacturing and basic chemicals, among others. Previously, ChemChina has successfully acquired 9 leading industrial companies in France, United Kingdom, Israel, Italy and Germany, etc. To learn more visit www.chemchina.com and www.chemchina.com/press.

Additional information and where to find it

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Common Shares or ADSs. The solicitation and offer to buy Common Shares or ADSs are only being made pursuant to the Swiss Offer Prospectus and the U.S. Offer to Purchase and other documents relating to the U.S. Offer that have been filed with the U.S. Securities and Exchange Commission (“SEC”). Investors and security holders are urged to carefully read the Tender Offer Statement on Schedule TO filed by ChemChina and CNAC Saturn (NL) B.V. (“Purchaser”) with the SEC and the Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the U.S. Offer filed by Syngenta with the SEC, since these materials contain important information, including the terms and conditions of the U.S. Offer. Investors and security holders may obtain a free copy of these materials and other documents filed by ChemChina, Purchaser and Syngenta with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the Solicitation/Recommendation Statement and other documents filed with the SEC by Syngenta at www.syngenta.com.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this press release are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition, such as the tender of at least 67% of the issued Common Shares, the possibility that the acquisition will not be completed and other risks and uncertainties discussed in Syngenta’s public filings with the SEC, including the “risk factors” section of Syngenta’s Form 20-F filed on February 16, 2017 as well as the U.S. Offer documents filed by ChemChina and Purchaser and the Solicitation/Recommendation Statement filed by Syngenta. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. ChemChina, Purchaser and Syngenta disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

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